Exhibit 99.3

Pharvaris Provides Business Update and Expands Development Program for Deucrictibant

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CHAPTER-3, the global pivotal Phase 3 clinical study of deucrictibant for the prophylactic treatment for HAE using once-daily extended-release tablet, is expected to initiate by YE2024
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Differentiated deucrictibant profile, including long-term extension results, to be highlighted in clinical, real-world, nonclinical, and discovery data presentations at the 2024 Bradykinin Symposium
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Pharvaris intends to pursue clinical development in acquired angioedema as a newly named indication
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Pharvaris to host a conference call today at 8:00 a.m. ET

ZUG, Switzerland, September 5, 2024 -- Pharvaris (Nasdaq: PHVS), a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to prevent and treat hereditary angioedema (HAE) attacks, today announced the planned initiation of CHAPTER-3, the pivotal Phase 3 study of deucrictibant extended-release tablets for the prophylactic treatment of HAE; announced its intention to pursue clinical development of deucrictibant in a newly named indication, acquired angioedema due to C1-inhibitor deficiency (AAE-C1INH); and presented a robust data set highlighting the differentiating characteristics of deucrictibant.

“Given the totality of data for deucrictibant, now bolstered by new data from ongoing long-term extension studies showing tolerability and efficacy in both prophylaxis and on-demand treatment, we believe deucrictibant has the potential to become a preferred therapy for the management of HAE,” said Berndt Modig, Chief Executive Officer at Pharvaris. “We remain focused on the efficient execution of our clinical studies, with the CHAPTER-3 study expected to initiate by the end of the year while RAPIDe-3 is progressing as planned. Pharvaris has the expertise to expand deucrictibant beyond HAE to other bradykinin-mediated-disease—such as AAE-C1INH—and we are excited to explore the potential for deucrictibant to meet a currently unaddressed medical need.”

CHAPTER-3, a global, pivotal Phase 3 study of deucrictibant extended-release tablet for the prophylactic treatment of HAE attacks, is expected to initiate by year end 2024.

Startup activities are on track to initiate CHAPTER-3 by the end of 2024. CHAPTER-3 will assess the efficacy and safety of once-daily dosing of the extended-release tablet formulation of deucrictibant, which is designed to provide sustained protection from HAE attacks by maintaining plasma exposure above therapeutic level for over 24 hours and achieving pharmacokinetic steady state in approximately two to three days.

Stefan Abele, Ph.D., Chief Technical Operations Officer of Pharvaris, commented, “Pharvaris’ supply chain and CMC teams have been working diligently to ensure timely delivery of deucrictibant extended-release tablets in the commercial formulation to our Phase 3 clinical sites. The use of deucrictibant extended-release tablets in the CHAPTER-3 Phase 3 study enables us to evaluate deucrictibant’s ability to address the need for improvements in quality-of-life that people living with HAE want and deserve: a therapy providing injectable-like efficacy, from the first day of therapy, with a favorable tolerability and the convenience of once-daily oral administration.”

Pharvaris intends to pursue clinical development of deucrictibant in AAE-C1INH following publication of compelling data from an investigator-initiated trial. Data in the Journal of Allergy and Clinical Immunology in July 2024 explored the potential for deucrictibant to address the unmet medical need for well-tolerated and effective therapies for the prophylactic and on-demand treatment of AAE-C1INH. A randomized, double-blind, placebo-controlled study was conducted by Investigators at the Amsterdam University Medical Center (Amsterdam UMC). Three people living with AAE-C1INH were enrolled; the individual mean monthly attack rates were 2.0, 0.6, and 1.0 during the placebo period and 0.0 across all participants during treatment with deucrictibant. There were no severe adverse events and one self-limiting treatment-emergent adverse event (abdominal pain).

Remy Petersen, M.D., at Amsterdam UMC, stated, “There is an unmet need for therapies approved specifically for the treatment of AAE-C1INH. At Amsterdam UMC, we were pleased to confirm our hypothesis that a bradykinin B2 receptor antagonist, such as deucrictibant, has the potential to successfully prevent and treat AAE-C1INH. We look forward to continuing our collaboration with Pharvaris in the clinical development of deucrictibant for AAE-C1INH to further demonstrate the therapeutic benefit for those living with bradykinin-mediated angioedema.”

Differentiated clinical profile of deucrictibant presented at the Bradykinin Symposium.

A snapshot of long-term extension data from the ongoing prophylactic (CHAPTER-1 part 2: NCT05047185) and on-demand (RAPIDe-2: NCT05396105) extension studies provide evidence of the sustained product profile of deucrictibant in both HAE treatment settings. Additional information can be found in the detailed data press release and in the complete presentation summary. The presentation slides and posters are available on the Investors section of the Pharvaris website.

Upcoming Event

CIIC Fall 2024 Conference. Dallas, TX, September 13-14, 2024. Two abstracts have been accepted for e-Poster presentation. Details are as follows:

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Title: Long-Term Efficacy and Safety of Oral Deucrictibant, a Bradykinin B2 Receptor Antagonist, in Treatment of Hereditary Angioedema Attacks: Results of the RAPIDe-2 Extension Study
Presenter: Joshua S. Jacobs, M.D.
Format: ePoster
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Title: Long-Term Safety and Efficacy of Prophylactic Oral Deucrictibant, a Bradykinin B2 Receptor Antagonist, in Hereditary Angioedema: Results of the CHAPTER-1 Open Label Extension Study
Format: Looped e-Poster Display Board

Conference Call and Webcast
Pharvaris will host a live conference call and webcast today to discuss these updates and data in greater detail at 8:00 a.m. EDT via a live webcast; presentation slides may be accessed on the “Events and Presentations” page of the Pharvaris investor relations website. Participants interested in asking a question during the Q&A may do so in the live conference call. An archived replay will also be available on the website for 90 days following the event.

About Deucrictibant
Deucrictibant is a novel, potent, oral small-molecule bradykinin B2 receptor antagonist. By inhibiting bradykinin signaling through the bradykinin B2 receptor, deucrictibant has the potential to prevent the occurrence of HAE attacks and to treat the manifestations of attacks if they occur. Based on its chemical properties, Pharvaris is developing two formulations of deucrictibant for oral administration: an extended-release tablet to enable sustained absorption and efficacy for prophylactic treatment, and an immediate-release capsule to enable rapid onset of activity for on-demand treatment.

About Pharvaris

Pharvaris is a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to prevent and treat HAE attacks. By directly pursuing this clinically proven therapeutic target with novel small molecules, the Pharvaris team aspires to offer people with all types of bradykinin-mediated angioedema effective, well-tolerated, and easy-to-administer alternatives to treat attacks, both prophylactically and on-demand . With positive data in both Phase 2 prophylaxis and on-demand studies in HAE, Pharvaris is encouraged to further develop deucrictibant. Pharvaris is currently enrolling a pivotal Phase 3 study for the on-demand treatment of HAE attacks and plans to initiate a pivotal Phase 3 study of deucrictibant for the prevention of HAE attacks in the coming months. For more information, visit https://pharvaris.com/.

Forward-Looking Statements
This press release contains certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to our future plans, studies and trials, and any statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: uncertainty in the outcome of our interactions with regulatory authorities, including the FDA; the expected timing, progress, or success of our clinical development programs, especially for deucrictibant immediate-release capsules and deucrictibant extended-release tablets, which are in late-stage global clinical trials; our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1, RAPIDe-2, and CHAPTER-1 Phase 2 studies in ongoing and future nonclinical studies and clinical trials; risks arising from epidemic diseases, such as the COVID-19 pandemic, which may adversely impact our business, nonclinical studies, and clinical trials; the outcome and timing of regulatory approvals; the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws, our ability to successfully remediate the material weaknesses in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting; changes and uncertainty in general market, political and economic conditions, including as a result of inflation and the current conflict between Russia and Ukraine and the Hamas attack against Israel and the ensuing war; and the other factors described under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F and other periodic filings with the U.S. Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Contact

Maggie Beller

Executive Director, Head of Corporate and Investor Communications

maggie.beller@pharvaris.com